SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)

                           Maxicare Health Plans Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  577904-20-4
                                 (CUSIP Number)


   Check the following box if a fee is being paid with  this statement [X].  (A
   fee  is not  required only  if  the filing  person:   (1)  has a  previous
   statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

   CUSIP NO.   577904-20-4

   --------------------------------------------------------------------------

   1)   Name of Reporting Person      Smith Barney Shearson Inc.
        S.S. or I.R.S Identification       13-1912900
        No. of Above Person

   --------------------------------------------------------------------------

   2)   Check the Appropriate Box                    (a)
        if a Member of a Group                        ------------------------
        (See Instructions)                           (b)
                                                     ------------------------
   --------------------------------------------------------------------------

   3)   SEC Use Only

   --------------------------------------------------------------------------

   4)   Citizenship or Place of Organization                         Delaware

   --------------------------------------------------------------------------

   Number of Shares    (5)  Sole Voting Power                      915,315(a)
   Beneficially Owned  (6)  Shared Voting Power                             0
   by Each Reporting   (7)  Sole Dispositive Power                 975,919(a)
   Person with         (8)  Shared Dispositive Power                21,297(a)

   --------------------------------------------------------------------------

   9)   Aggregate Amount Beneficially
        Owned by Each Reporting Person                             997,216(a)

   --------------------------------------------------------------------------

   10)  Check if the Aggregate Amount
        in Row 9 Excludes Certain
        Shares (See Instructions)

   --------------------------------------------------------------------------

   11)  Percent of Class Represented
        by Amount in Row 9                                            9.1%(a)

   --------------------------------------------------------------------------

   12)  Type of Reporting Person                                           BD
        (See Instructions)

   --------------------------------------------------------------------------





        (a)Includes  common   stock  issuable  upon  conversion   of  certain
   Preferred Stock.

                                  SCHEDULE 13G

   CUSIP NO.   577904-20-4

   --------------------------------------------------------------------------

   1)   Name of Reporting Person      Smith Barney Shearson Holdings Inc.
        S.S. or I.R.S Identification       06-1274088
        No. of Above Person

   --------------------------------------------------------------------------

   2)   Check the Appropriate Box                    (a)
        if a Member of a Group                       ------------------------
        (See Instructions)                           (b)
                                                     ------------------------

   --------------------------------------------------------------------------

   3)   SEC Use Only

   --------------------------------------------------------------------------

   4)   Citizenship or Place of Organization                         Delaware

   --------------------------------------------------------------------------

   Number of Shares    (5)  Sole Voting Power                      915,315(b)
   Beneficially Owned  (6)  Shared Voting Power                             0
   by Each Reporting   (7)  Sole Dispositive Power                 975,919(b)
   Person with         (8)  Shared Dispositive Power                21,297(b)

   --------------------------------------------------------------------------

   9)   Aggregate Amount Beneficially
        Owned by Each Reporting Person                             997,216(b)

   --------------------------------------------------------------------------

   10)  Check if the Aggregate Amount
        in Row 9 Excludes Certain
        Shares (See Instructions)

   --------------------------------------------------------------------------

   11)  Percent of Class Represented
        by Amount in Row 9                                            9.1%(b)

   --------------------------------------------------------------------------

   12)  Type of Reporting Person                                           CO
        (See Instructions)

   --------------------------------------------------------------------------





        (b)Includes  common   stock  issuable  upon  conversion   of  certain
   Preferred Stock.

                                  SCHEDULE 13G

   CUSIP NO.   577904-20-4

   --------------------------------------------------------------------------


 1)     Name of Reporting Person          The Travelers  Inc. (formerly
        S.S. or I.R.S Identification      Primerica Corporation)
        No. of Above Person               52-1568099


   --------------------------------------------------------------------------

   2)   Check the Appropriate Box                    (a)
        if a Member of a Group                       ------------------------
        (See Instructions)                           (b)
                                                     ------------------------

   --------------------------------------------------------------------------

   3)   SEC Use Only

   --------------------------------------------------------------------------

   4)   Citizenship or Place of Organization                         Delaware

   --------------------------------------------------------------------------

   Number of Shares    (5)  Sole Voting Power                      915,315(c)
   Beneficially Owned  (6)  Shared Voting Power                             0
   by Each Reporting   (7)  Sole Dispositive Power                 975,919(c)
   Person with         (8)  Shared Dispositive Power                21,297(c)

   --------------------------------------------------------------------------

   9)   Aggregate Amount Beneficially
        Owned by Each Reporting Person                             997,216(c)

   --------------------------------------------------------------------------

   10)  Check if the Aggregate Amount
        in Row 9 Excludes Certain
        Shares (See Instructions)

   --------------------------------------------------------------------------

   11)  Percent of Class Represented
        by Amount in Row 9                                            9.1%(c)

   --------------------------------------------------------------------------

   12)  Type of Reporting Person                                           HC
        (See Instructions)

   --------------------------------------------------------------------------




        (c)Includes  common   stock  issuable  upon  conversion   of  certain
   Preferred Stock.

   Item 1(a) Name of Issuer:

        Maxicare Health Plans Inc.


   Item 1(b) Address of Issuer's Principal Executive Offices:

        1149 South Broadway Street
        Los Angeles, California 90015-2213


   Item 2(a) Names of Persons Filing:

        Smith Barney Shearson Inc. ("SBS")

        Smith Barney Shearson Holdings Inc. ("SBS Holdings")

        The Travelers Inc. (formerly Primerica Corporation) ("TRV")


   Item 2(b) Address of Principal Business Office or, if none, Residence:

        The address of the principal business office of each of SBS and SBS Holdings is:

        1345 Avenue of the Americas
        New York, NY  10105

        The address of the principal business office of TRV is:

         65 East 55th Street
         New York, NY  10022


   Item 2(c) Citizenship:

        SBS, SBS Holdings and TRV are Delaware corporations.


   Item 2(d) Title of Class of Securities:

        Common Stock


   Item 2(e) CUSIP Number:

        577904-20-4

   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [ X ]  Broker or Dealer registered under Sec. 15 of the Act

             (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

             (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the
                         Act

             (d)  [   ]  Investment Company registered under Sec. 8 of the
                         Investment Company Act

             (e)  [   ]  Investment Adviser registered under Sec. 203 of the
                         Investment Advisers Act of 1940

             (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see
                         Sec. 240.13d-1(b)(1)(ii)(F)

             (g)  [ X ]  Parent Holding Company, in accordance with Sec.
                         240.13d-1(b)(ii)(G)  (Note: See Item 7)

             (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


   Item 4. Ownership (as of December 31, 1993)

             (a)  Amount Beneficially Owned:  See Item 9 of cover pages

             (b)  Percent of Class:  See Item 11 of cover pages

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                  (ii)  shared power to vote or to direct the vote

                  (iii) sole power to dispose or to direct the disposition of

                  (iv) shared power to dispose or to direct the disposition of

             See Items 5-8 of cover pages

   Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
        following [   ].


   Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        SBS Holdings is the sole common stockholder of SBS, and TRV is the sole stockholder of SBS Holdings.


   Item 8.  Identification and Classification of Members of the Group

        Not Applicable.


   Item 9.  Notice of Dissolution of Group

        Not Applicable.

   Item 10.  Certification

        By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: February 11, 1994


                         SMITH BARNEY SHEARSON INC.



                         By: /s/ Howard M. Darmstadter
                            ---------------------------
                            Name:  Howard M. Darmstadter
                            Title:   Assistant Secretary


                         SMITH BARNEY SHEARSON HOLDINGS INC.



                         By: /s/ Mary Barnes Jenkins
                            ---------------------------
                            Name:  Mary Barnes Jenkins
                            Title:   Assistant Secretary


                         THE TRAVELERS INC.



                         By: /s/ Mary Barnes Jenkins
                            ---------------------------
                            Name:  Mary Barnes Jenkins
                            Title:   Assistant Secretary

                         EXHIBIT INDEX TO SCHEDULE 13G
                         -----------------------------



   EXHIBIT 1
   ---------

   Agreement among SBS, SBS Holdings and TRV as to joint filing of Schedule
   13G


   EXHIBIT 2
   ---------

   Disclaimer of beneficial ownership by SBS Holdings and TRV